FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
November 14, 2017

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems PJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

MTS You know that you can!

Growth. Profitability. Returns.

Q3 2017

Financial & Operating Results

Some of the information in this press-release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

Q3 2017 HIGHLIGHTS

MTS Group — Key figures (RUB bln)	Q3 2017	Q3 2016(1)	Change, %	9M 2017	9M 2016(1)	Change %
Revenue	114.6	112.2	2.1%	326.1	324.1	0.6%
of which: Russia	106.3	103.1	3.2%	302.5	296.8	1.9%
Adjusted OIBDA(2)	48.8	45.7	6.7%	134.6	127.5	5.6%
of which: Russia	46.6	43.2	7.8%	128.2	121.5	5.5%
Operating profit	27.6	24.2	14.2%	73.2	66.3	10.4%
Profit attributable to owners of the Company	18.0	12.6	43.0%	45.2	36.1	25.1%
Operating cash flow				102.0	104.9	-2.8%
Cash CAPEX	22.3	18.1	22.9%	48.7	57.8	-15.7%
Net debt				197.1	188.6	4.5%
Net debt / LTM Adjusted OIBDA				1.1x	1.1x	stable
Free cash flow				55.7	48.9	14.0%

Mobile subscribers (mln)	Q3 2016	Q2 2017	Q3 2017	Y-o-Y Change,%	Q-o-Q Change, %
Total	108.9	107.8	108.3	-0.5%	0.4%
Russia	79.0	78.0	78.5	-0.7%	0.6%
Ukraine(3)	20.8	20.8	20.8	-0.1%	-0.1%
Armenia	2.1	2.1	2.1	1.3%	1.5%
Turkmenistan	1.6	1.7	1.7	1.5%	-2.9%
Belarus(4)	5.3	5.1	5.2	-1.1%	1.2%

Andrei Dubovskov, President and Chief Executive Officer, commented on the results:

“We are pleased to report another strong set of results for MTS. For the period, Group revenue increased 2.1% year-over-year to RUB 114.6 bln as a sustained improvement in business and consumer sentiment has allowed us to monetize the strong growth in voice and data usage in Russia despite a slight year-over-year decline in subscribers. We saw a positive contribution from our Ukraine subsidiary, where growth is also fueled by increased data adoption. Our strong growth in profitability derives from increased usage of higher-value data products in Russia, including increased international roaming activity, in addition to our efforts to optimize retail operations. For the period, we realized gains from both a small reduction in retail outlets, dating from the beginning of the year, as well as a slight reduction in SIM-card sales.

We have been active in the digital space by expanding into areas, which complement our core offerings. We acquired LiteBox, a dynamic provider of online cash register services, to enhance our payments ecosystem and expand our B2B platform for merchants and other business customers. We also acquired a stake in Sistema Capital Management to enrich our financial service portfolio. We launched a Big-Data-as-a-Service (BDaaS) product, introduced a new app MTS Taxi and improved our interactive TV service offering with the goal of providing customers with broader and better services. We also signed a milestone agreement with Ericsson to prepare MTS’ network for 5G services over the next few years.

Given our strong 9M performance, we feel we can amend our guidance to reflect our improving market position. For Group Revenue, we are narrowing our outlook from -2/+2% growth to 0/+2% growth. For Adjusted OIBDA, we are

(1)  P&L data were retrospectively adjusted on discontinued operation in Uzbekistan

(2)  Adjusted OIBDA for Q3 and 9M 2017 doesn’t include a loss from impairment of non-current assets of RUB 1.1 bln in Turkmenistan

(3)  Including CDMA subscribers

(4)  MTS owns a 49% stake in Mobile TeleSystems LLC, a mobile operator in Belarus, which is not consolidated confident that we can raise guidance from >4% to >5% in spite of developments in Turkmenistan, which have negatively impacted both Group revenue and Adjusted OIBDA.”

KEY CORPORATE DEVELOPMENTS

CORPORATE NEWS

At the EGM held on September 29, 2017 shareholders approved semi-annual dividends of RUB 10.4 per ordinary MTS share (RUB 20.8 per ADR), or a total of RUB 20.783 billion (RUB 20,783,168,380.00), based on the half-year 2017 financial results.

BOND ISSUANCE

In November, MTS issued exchange-traded bonds of RUB 15 billion with a maturity of 5 years at a coupon of 7.70% on MICEX.

TURKMENISTAN OPERATIONS

From September 29, 2017 MTS stopped providing communication services in Turkmenistan due to the actions of the state-owned telecommunication company Turkmentelekom, which resulted in the disconnection of international and long-distance zonal communication services and Internet access. The Group posted RUB 1.1 billion of impairment of non-current assets in Turkmenistan in Q3 2017.

BUSINESS OPERATIONS

On September, MTS launched a new youth-targeted tariff plan Xaйn (Hype) with unlimited social networks, messengers and popular music channels.

MERGERS & ACQUISITIONS

MTS acquired a 50.82% stake in the Russian retail software developer Oblachny Retail LLC, operating under its trademark name LiteBox, for RUB 620 mln, including the repayment of a RUB 30 mln loan, RUB 420 mln of investments in business development as well as a payment of RUB 170 mln to the founders. LiteBox is an online cash register with end-to-end automation of cash services and online trading operations. The deal allows MTS to enter the cloud-based cash register market as a fully licensed fiscal data operator and a provider of integrated digital cash management solutions for B2B clients.

***

MTS acquired a 30% stake in the authorized share capital of Sistema Capital Management Company LLC for RUB 356 mln from Sistema PJSFC. The cooperation will allow MTS to enrich its existing financial services portfolio with contemporary investment products and creates an opportunity to draw assets from a wide range of investors to participate in equity and debt capital markets. It will also help MTS manage its own funds and securities in a more efficient way.

***

In July, MTS acquired the regional network operator Bashkortostan Cellular Communication OJSC for RUB 300 mln including net debt. The transaction allows MTS to strengthen its presence in the Republic of Bashkortostan by obtaining additional frequency resources, including two bands of 15 MHz at 2,100 MHz, as well as two bands of 4.4 MHz in the 450 MHz spectrum.

DIGITAL NEWS

MTS completed a comprehensive project to transfer British American Tobacco Russia’s IT systems to the MTS cloud in Moscow. As part of the project, MTS organized the secure network access to these resources and provided a disaster-proof IT systems configuration using the backup site in its data center in St. Petersburg.

***

In August, MTS opened its interactive TV service for external app developers who can now integrate their own online services into the MTS TV platform by placing them in its app store available on the set-top boxes. Partnerships have already been secured with Wikipedia, AMEDIATEKA, MEGOGO and Yandex.

***

MTS launched a Big-Data-as-a-Service (BDaaS) product, which allows MTS business customers to organize quickly and efficiently the processing of large amounts of data without creating their own Big Data computing capacities.

***

MTS Corporate University starts offering its training courses and online programs previously available exclusively for MTS’ employees to outside business clients.

***

MTS launched the MTS Taxi App. MTS’ subscribers can pay for taxi services with bonus points that they receive for using MTS’ broad range of products and services. Initially, MTS is partnering with Citymobil, a leading Moscow taxi company, but MTS is adding more partners to expand the service within Moscow and throughout Russia.

PARTNERSHIPS

MTS signed an agreement with Ericsson aimed at modernizing MTS’ network to prepare it for 5G and IoT. In 2017-2020, Ericsson will supply MTS with the latest equipment and software for the core network and radio access network for a total amount of more than EUR 400mln.

***

MTS signed an agreement with Group-IB, a global leader in the cyber security space, to cooperate on prevention and investigation of cyber-crime and online fraud, as well as to enhance MTS and its customers’ protection online. MTS will provide access to the data held by Security Operations Center, while Group-IB will provide expert support and highly sophisticated software and hardware solutions to monitor, identify and prevent cyber attacks.

***

MTS and the Far Eastern Federal University signed an agreement to develop Russky Technopark, a large-scale project on the Russky Island to develop a unique ecosystem that combines educational institutions, state organizations and private businesses.

AWARDS AND PROFESSIONAL RECOGNITION

MTS was named “Brand of the Year” by the World Branding Awards 2017-2018 being recognized the best Telecommunications brand in Russia for its work and achievements in branding.

GROUP BUSINESS PERFORMANCE

Group Highlights (RUB bln)	Q3 2017	Q3 2016	Change %
Revenue	114.6	112.2	2.1%
Adjusted OIBDA	48.8	45.7	6.7%
margin	42.6%	40.7%	1.9	pp
Profit attributable to owners of the Company	18.0	12.6	43.0%
margin	15.7%	11.2%	4.5	pp

CONSOLIDATED FINANCIAL HIGHLIGHTS

Strong growth in Russia defined solid Group performance in Q3. Group revenue rose 2.1% year-over-year to RUB 114.6 bln driven by increased usage in the Russian mobile business and in Ukraine. However, a stronger ruble versus other Group currencies limited the overall contribution from foreign subsidiaries.

Group Adjusted OIBDA demonstrated impressive growth of 6.7% year-over-year to RUB 48.8 bln. Trends in Q3 were largely in line with key OIBDA growth drivers in H1 2017: strong service revenue growth in Russia, largely driven by use of data services, as well as other higher-margin products, stable currency dynamics and improved profitability in Ukraine. Group Adjusted OIBDA margin stood at 42.6%.

Strong Group Adjusted OIBDA gave a good boost to the bottom line. The third-quarter Group net profit grew 43.0% year-over-year to RUB 18.0 bln.  The indicator includes the loss from impairment of non-current assets in Turkmenistan.

Group Adjusted OIBDA Factor Analysis (RUB bln)(5)

Russia

Group Net Profit Factor Analysis (RUB bln)

LIQUIDITY AND CASH FLOW

Debt & Liquidity (RUB bln)	As of September 30, 2017	As of June 30, 2017
Current portion of LT debt and of finance lease obligations	51.4	41.4
LT debt	226.5	245.6
Finance lease obligations	11.1	11.0
Total debt	289.0	298.0
Less:
Cash and cash equivalents	23.4	34.3
ST investments	60.6	67.5
Effects of hedging of non-ruble denominated debt	7.8	9.2
Net debt	197.1	187.0

(5)  Total may add up differently due to rounding

As of September 30, 2017, total debt (net of financial leases and debt issuance costs) stood at RUB 277.0 bln.

In Q3 2017, MTS through its subsidiary, Dega Retail Holding Limited, repurchased RUB 641.9 mln (USD 10.7 mln) of Loan Participation Notes due in 2023. After the reporting period, in November, MTS issued exchange-traded bonds of RUB  15  billion with a maturity of 5 years at a coupon of 7.70%.

Debt Repayment Schedule (RUB bln)

Bonds 8 series, Bonds BO-01 and BO-02 ruble bonds contain put options that as of September 30, 2017, MTS expected to be exercised in November 2017, March 2018 and August 2018, respectively

Net debt to LTM Adjusted OIBDA ratio of 1.1x showcases the Company’s strong profitability, on-going financial strength and capacity to make on-going investments and generate strong shareholder returns.

Net Debt to LTM Adjusted OIBDA (RUB bln)

SHAREHOLDERS REMUNERATION

In September, the Extraordinary General Meeting of Shareholders approved the payment of semi-annual dividends in the amount of RUB 10.4 per ordinary share (RUB 20.8 per ADR), or a total of RUB 20.78 billion (RUB 20,783,168,380.00), based on H1 2017 financial results.

Non-ruble debt comprises roughly 18% of our gross debt, which largely consists of two outstanding Eurobonds due in 2020 and 2023. MTS actively uses hedging instruments to limit currency exposure to its outstanding bilateral debt.

Gross/Net Debt Structure by Currency(6)

Weighted average interest rates

(as of September 30, 2017)

As of September 30, 2017, weighted average interest rates grew since the end of Q2 due to repayment of old debts at low rates, lower yield of ruble instruments and growth of floating dollar rates.

Historical Dividend Payout (RUB bln)

(6)  Including financial leasing and including FOREX hedging in the amount of USD 533 mln as of September 30, 2017

Share repurchases	# of shares, incl. ADSs	% of share capital	Average price per share (RUB)(7)	Total amount spent (RUB)
Shares acquired during the reporting period	5,847,490	0.29%	297.98	1,742,415,204
Shares acquired since the end of the reporting period	27,929,834	1.40%
TOTAL	33,777,324	1.69%

On September 6, MTS launched the repurchase of its shares of common stock and ADSs by means of a Repurchase Plan in the total amount of up to RUB 20 bln, including funds used for purchasing the Company’s shares from Sistema Finance, until April 2019. The Repurchase Plan is executed under Rule 10b5-1 of the Securities Exchange Act of 1934, as amended, and Rule 10b-18 of the Exchange Act and is carried out by the Company’s wholly-owned subsidiary Stream Digital, LLC.

Since the launch of the Repurchase Plan, Stream Digital has acquired 33,777,324 shares of Common Stock (including shares of Common Stock represented by ADSs) representing 1.69% of share capital issued by MTS. This includes shares of Common Stock acquired from Sistema Finance under a sale and purchase agreement concluded prior to the launch of the Repurchase Plan.

Cash CAPEX Breakdown (RUB bln)	9M 2017	9M 2016
Russia(8)	42.0	52.1
as % of revenue	13.9%	17.5%
Ukraine	6.2	4.3
as % of revenue	32.2%	19.4%
Armenia	0.4	0.4
as % of revenue	8.0%	6.7%
Turkmenistan	0.1	0.1
as % of revenue	3.3%	3.0%
Group cash CAPEX(9)	48.7	57.8
as % of revenue	14.9%	17.8%

For 9M 2017, MTS’ capital expenditures decreased 15.7% year-over-year to RUB 48.7 bln. The CAPEX to revenue ratio was 14.9%. In line with the full-year CAPEX outlook, MTS intends to spend total up to RUB 75 bln in 2017.

The Group’s CAPEX in Ukraine continued to grow due to 3G rollout.

(7)  The average price may differ from the settlement price, due to commissions, fees and other related expenses

(8)  Excluding costs of RUB 2.6 bln related to the acquisition of a 4G license in Russia in 9M 2016

(9)  Including RUB 875 mln spent on CAPEX in UMC LLC in 9M 2016, while Group revenue for 9M 2016 doesn’t include revenue from UMC LLC

Cash Flow (RUB bln)	9M 2017	9M 2016
Net cash provided by operating activities	102.0	104.9
Less:
Purchases of property, plant and equipment	(36.2)	(36.9)
Purchases of intangible assets(10)	(12.5)	(20.9)
Proceeds from sale of property, plant and equipment	3.4	3.1
Investments in associates	(0.7)	(1.3)
Acquisition of subsidiaries	(0.2)	—
Free cash flow	55.7	48.9

As of September 30, 2017, free cash flow was RUB 55.7 bln. Free cash flow growth was attributable to lower CAPEX intensity.

RUSSIA

Russia Highlights (RUB bln)	Q3 2017	Q3 2016	Change %
Revenue(11)	106.3	103.1	3.2%
mobile	79.2	75.9	4.4%
fixed	15.1	15.1	0.1%
integration	0.9	1.1	-13.6%
sales of goods	13.4	13.6	-1.5%
OIBDA	46.6	43.2	7.8%
margin	43.8%	41.9%	1.9	pp
Net profit	18.5	14.5	27.9%
margin	17.4%	14.0%	3.4	pp

In Q3, total Russia Revenue was up 3.2% year-over-year to RUB 106.3 bln. The mobile business showed a steady growth of 4.4%. Fixed revenue remained broadly flat year-over-year at RUB 15.1 bln. Both sales of goods and revenue from integration showed negative dynamics by 1.5% and 13.6% year-over-year respectively.

The strong top line growth gave a boost to profitability. Russia OIBDA rose 7.8% to RUB  46.6  bln year-over-year. This growth also reflects a relatively stronger ruble and cost optimization in roaming and retail. The Russia OIBDA margin reached 43.8%.

Data, the growth engine for our business, continued to fuel our core mobile business. Growth in data usage helped push mobile revenue up by 4.4% to RUB 79.2 bln for the period. Higher international roaming revenues too contributed as both a stronger currency.

By the end of Q3, our subscriber base in Russia grew slightly compared to Q2 to 78.5 mln subscribers, an increase attributable to seasonal internal roaming.

In MTS’ fixed business, revenue was broadly flat at RUB 15.1 bln. Growth in the B2C segment offset a decline in the consolidated revenue from other segments. In B2C segment, MTS continued to witness a decline in fixed-telephony and growth in the broadband and pay-TV segments. While the average cost of 1 Mbps continued to fall, in 2017, there was a trend towards a slight increase in price in broadband internet compared to the previous year due to the rebalance of tariff plans by all operators with focus on high-speed and subsequently more expensive tariff plans. According to TMT-Consulting, by the end of Q3 2017, MTS’ market share in Moscow comprised 37.6% in broadband and

(10)  Excluding purchase of 4G license in Russia in the amount of RUB 2.6 bln in 9M 2016

(11)  Net of elimination

35.3% in pay-TV. The number of GPON users reached 1,817,000.

Fixed-line revenue (RUB bln)	Q3 2017	Q3 2016	Change %
Total	15.1	15.1	0.1%
B2C	7.5	7.4	1.0%
B2B+B2G+B2O	7.7	7.7	-0.8%

Revenue from MTS’ integration business decreased 13.6% year-over-year to RUB 0.9 bln.

MTS witnessed a slight 1.5% decrease in sales of goods due to negative dynamics in software products. Sales of handsets and accessories was flat year-over-year at RUB 12.4 bln, although gross margin improved from 12.4% to 14.7% benefiting from the shift in customers’ demand for more expensive A-branded devices from Apple and Samsung that squeezed out devices from Chinese vendors and shifting towards more expensive accessories.

Handsets and Accessories Sales and Gross Margin (RUB bln)

MTS retail network remained largely unchanged sequentially with the number of stores roughly 5,700 stores, including franchises, at the end of Q3. Compared to Q3 2016, the average number of stores in the period decreased by 4% year-over-year, which helped support Russia OIBDA growth due to lower personnel and rent costs.

MTS Retail (# of stores at the end of the period)(12)

MTS continues to focus on its e-commerce. MTS online sales reached RUB 1.6 bln, a 23% increase year-over-year.

MTS continued to stimulate data consumption among its subscribers by offering attractive, data-focused tariff plans, as well as stimulating customers’ migration from feature phones to smartphones. In Q3 2017, MTS launched a new tariff plan Xaŭn (Hype) to attract young audience. By the end of Q3, smartphone penetration in all mobile phones on MTS network reached 63%, mobile internet penetration reached 52% and V&D tariff plan penetration was 44%.

MTS continues to improve customer loyalty providing extra services and products. Over 4  mln MTS Money cards that allowed its holders to benefit from using certain MTS tariff plans were issued by the end of Q3.

The number of 3-month active users of My MTS, self-care app and a platform for cross-sales of other MTS’ digital services, continued to grow and by the end of Q3, it hit 11 mln mark, which comprise approximately 14% of the subscriber base in Russia.

3-month active users of My MTS app (mln)

(12)  Including franchises

UKRAINE

Ukraine Highlights (UAH bln)	Q3 2017	Q3 2016	Change %
Revenue	3.0	2.9	3.7%
OIBDA	1.2	1.1	14.8%
margin	41.4%	37.4%	4.0	pp
Net profit	0.5	0.4	16.3%
margin	17.5%	15.7%	1.8	pp

In Q3, Ukraine delivered strong year-over-year growth: revenue increased by 3.7% to UAH 3.0  bln and OIBDA showed a double-digit growth of 14.8% to UAH 1.2 bln. Revenue growth was primarily supported by higher data-consumption stimulated by the active 3G rollout across the country and an increased number of data users.

The OIBDA margin grew to 41.4%. Margin growth was largely attributable to the increase in revenue and cost optimization.

Overall, the Group continues to focus on the network coverage and the quality of services. By the end of Q3, the 3G network covered 72% of the Ukrainian population.

Ukraine is also actively preparing for the anticipated availability of licenses for 4G/LTE network. Since the end of 2016, the penetration of LTE-enabled smartphones in Vodafone Ukraine network doubled, reaching 20%. We finished the period with 20.8 mln subscribers.

OTHER FOREIGN MARKETS: ARMENIA, TURKMENISTAN, BELARUS

Armenia Highlights (AMD bln)	Q3 2017	Q3 2016	Change %
Revenue	15.4	15.1	1.5%
OIBDA	7.2	6.5	11.2%
margin	47.2%	43.1%	4.1	pp
Net profit	6.7	3.7	81.4%
margin	43.5%	24.3%	19.2	pp

Armenia showed an increase in revenue of 1.5% year-over-year to AMD 15.4 bln. The increase was attributable to the growth of data usage.

OIBDA grew 11.2% year-over-year to AMD 7.2 bln as a result of revenue increase. Overall, the OIBDA margin for the reporting period remained strong at 47.2% as the Group continuously focused on ways to improve efficiency in the challenging operating environment.

MTS Armenia subscriber base is relatively stable at 2.1 mln with small increase both year-over-year and quarter-over-quarter due to promotion of voice & data tariff plans.

Turkmenistan Highlights (TMT mln)	Q3 2017	Q3 2016	Change %
Revenue	61.7	63.8	-3.3%
Adjusted OIBDA	9.7	22.3	-56.5%
margin	15.7%	35.0%	-19.3	pp
Net (loss) / profit	(71.0)	9.6	n/a
margin	n/a	15.0%	n/a

Turkmenistan lagged the Group performance with revenue declining 3.3% year-over-year to TMT 61.7 mln. Speculations around the closing of the company and disconnection of its networks led to lower subscribers’ activity.

Adjusted OIBDA dropped 56.5% year-over-year to TMT 9.7 mln due to negative revenue dynamics, a threefold increase in the rent payments for communications channels beginning in July 2017 and additional charges for the rent of antenna mast structures for the previous periods. As a result, Adjusted OIBDA margin in Turkmenistan fell to 15.7%.

From September 29, 2017 MTS stopped providing communication services in Turkmenistan due to actions by the state-owned telecommunication company Turkmentelekom, which resulted in the disconnection of international and long-distance zonal communication services and Internet access. For the reporting period, MTS posted TMT 69.6 mln of impairment of non-current assets in Turkmenistan.

Belarus Highlights (BYN mln)	Q3 2017	Q3 2016	Change %
Revenue	198.4	175.1	13.3%
OIBDA	98.0	80.0	22.4%
margin	49.4%	45.7%	3.7	pp
Net profit	59.9	49.4	21.2%
margin	30.2%	28.2%	2.0	pp

In Belarus, MTS continue to demonstrate a steady growth. In Q3, revenue rose 13.3% year-over-year to BYN 198.4 mln. The key driver was data consumption that grew due to new voice & tariff plans Bezlimitishche and 4G introduced last quarter as well as the launch of new services.

Data usage was also the key driver beyond OIBDA growth by 22.4% year-over-year to BYN 98.0 mln. OIBDA performance was also supported by higher margins in retail and a stronger BYN in relation to the USD and EUR. Overall, the OIBDA margin in Belarus remained healthy at 49.4%.

The Group maintains its leadership position in Belarus in terms of subscribers with the subscriber base of 5.2 mln supported by the inflow of users of new voice & data tariff plans.

Group Revenue:

For 2017, MTS amends its Group revenue outlook at 0 - 2% growth based on the following:

•                  Service revenue growth in Russia;

•                  Competitive factors in Russia retail distribution and tariff policies;

•                  Handset sales due to overall optimization of MTS’s retail business;

•                  Developments within the Company’s foreign subsidiaries; and

•                  Currency volatility in relation to the Russian ruble.

Group Adjusted OIBDA:

MTS raises its outlook on Group Adjusted OIBDA from >4% growth to >5% growth in consideration of the following:

•                  Strong OIBDA growth in Russia and Ukraine through 9M 2017;

•                  Relative macroeconomic stability and improved business and consumer sentiment; and

•                  Cost optimization in Russia retail operations.

However, overall further gains in profitability could be impacted by:

•                  Competitive factors and future developments in the distribution market in Russia;

•                  Changing business/consumer sentiment;

•                  Developments in foreign subsidiaries; and

•                  Macroeconomic developments and currency volatility throughout our markets of operation.

Group CAPEX:

MTS affirms its FY2017 Group CAPEX estimate of RUB 75 bln, a RUB 5 bln decline from MTS’s initial guidance of RUB 80 bln, primarily to the relative strength of the ruble versus the US dollar and Euro. Key factors defining Group CAPEX include:

•                  Further incremental improvements and enhancements to LTE networks;

•                  Implementation of infrastructure and spectrum sharing projects;

•                  Completion of the bulk of the 3G build-out in Ukraine and future development of LTE;

•                  Evolution of commercial 5G solutions and their introduction into Russian market; and

•                  Continued investments in digital products and services.

Group CAPEX forecast (RUB bln)

CONFERENCE CALL DETAILS

The conference call will start today at:

18:00 MSK (Moscow)

15:00 GMT (London)

10:00 EST (New York)

To take part in the conference call, please dial one of the following telephone numbers and quote the confirmation code: 20474780#

From Russia:  +7 495 221 6523 (Local access)

8-10-8002-0414011 (Toll free)

From the UK:  +44 203 0432 440 (Local access)

0 800 358 6377 (Toll free)

From the US: + 1 877 887 4163

The webcast will also be available at: http://www.audio-webcast.com/cgi-bin/visitors.ssp?fn=visitor&id=5089

A replay of the conference call will be available for ten days on the above-mentioned telephone numbers.

This press release provides a summary of some of the key financial and operating indicators for the period ended September 30, 2017. For full disclosure materials, please visit  http://www.mtsgsm.com/resources/reports/

CONTACT INFORMATION

Joshua B. Tulgan

Director, Corporate Finance & Investor Relations

Mobile TeleSystems PJSC

Tel: +7 495 223 2025

E-mail: ir@mts.ru

Learn more about MTS. Visit the official blog of the Investor Relations Department at www.mtsgsm.com/blog/ and follow us on Twitter: JoshatMTS

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Mobile TeleSystems PJSC (“MTS” - NYSE:MBT; MOEX:MTSS), the leading telecommunications group in Russia and the CIS, provides a range of mobile and fixed-line communications services. We serve over 100 million mobile subscribers in Russia, Ukraine, Armenia, Turkmenistan, and Belarus, and about 9 million customers of fixed-line services, including fixed voice, broadband internet, and pay-TV. To keep pace with evolving customer demand, MTS is redefining what telecommunications services are by offering innovative products beyond its core network-related businesses in various tech segments, including Big Data, financial and banking services, internet of things, OTT, cloud computing, systems integration and e-commerce. We leverage our market-leading retail network as a platform for customer services and sales of devices and accessories. For more information, please visit: www.mtsgsm.com.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

ATTACHMENTS

Attachment A

Non-IFRS financial measures. This presentation includes financial information prepared in accordance with International Financial Reporting Standards, or IFRS, as well as other financial measures referred to as non-IFRS. The non-IFRS financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with IFRS. Due to the rounding and translation practices, Russian ruble and functional currency margins, as well as other non-IFRS financial measures, may differ.

Operating Income Before Depreciation and Amortization (OIBDA) and OIBDA margin. OIBDA represents operating income before depreciation and amortization. OIBDA margin is defined as OIBDA as a percentage of our net revenues. OIBDA may not be similar to OIBDA measures of other companies, is not a measurement under IFRS and should be considered in addition to, but not as a substitute for, the information contained in our consolidated statement of profit or loss. We believe that OIBDA provides useful information to investors because it is an indicator of the strength and performance of our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures, acquisitions of mobile operators and other investments and our ability to incur and service debt. While depreciation and amortization are considered operating costs under IFRS, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our OIBDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the wireless telecommunications industry. We use the term Adjusted for OIBDA and operating profit where there were items that do not reflect underlying operations that were excluded. OIBDA can be reconciled to our consolidated statements of profit or loss as follows:

Group (RUB bln)	Q3’16	Q4’16	Q1’17	Q2’17	Q3’17
Operating profit	24.2	21.4	21.7	23.9	27.6
Add: D&A	21.5	20.4	20.1	20.1	20.0
Loss from impairment of non-current assets in Turkmenistan	—	—	—	—	1.1
Adjusted OIBDA	45.7	41.8	41.8	44.0	48.8

Russia (RUB bln)	Q3’16	Q4’16	Q1’17	Q2’17	Q3’17
Operating profit	24.1	23.2	21.6	24.1	28.8
Add: D&A	19.1	17.9	17.9	17.9	17.8
OIBDA	43.2	41.0	39.5	42.1	46.6

Ukraine (RUB bln)	Q3’16	Q4’16	Q1’17	Q2’17	Q3’17
Operating profit	1.2	1.0	1.3	1.2	1.2
Add: D&A	1.5	1.7	1.6	1.5	1.6
OIBDA	2.7	2.7	2.8	2.7	2.8

Armenia (RUB mln)	Q3’16	Q4’16	Q1’17	Q2’17	Q3’17
Operating profit	196	8	111	222	337
Add: D&A	690	701	535	528	558
OIBDA	886	709	646	750	894

Turkmenistan (RUB mln)	Q3’16	Q4’16	Q1’17	Q2’17	Q3’17
Operating profit	197	243	199	221	(1,172)
Add: D&A	215	216	188	181	188
Loss from impairment of non-current assets in Turkmenistan	—	—	—	—	1,146
Adjusted OIBDA	412	459	387	401	163

OIBDA margin can be reconciled to our operating margin as follows:

Group	Q3’16	Q4’16	Q1’17	Q2’17	Q3’17
Operating margin	21.5%	19.2%	20.7%	22.3%	24.1%
Add: D&A	19.2%	18.3%	19.2%	18.8%	17.5%
Loss from impairment of non-current assets in Turkmenistan	—	—	—	—	1.0%
Adjusted OIBDA margin	40.7%	37.4%	40.0%	41.2%	42.6%

Russia	Q3’16	Q4’16	Q1’17	Q2’17	Q3’17
Operating margin	23.4%	22.3%	22.3%	24.4%	27.1%
Add: D&A	18.5%	17.2%	18.4%	18.1%	16.7%
OIBDA margin	41.9%	39.6%	40.7%	42.5%	43.8%

Ukraine	Q3’16	Q4’16	Q1’17	Q2’17	Q3’17
Operating margin	16.2%	14.8%	20.5%	19.4%	18.5%
Add: D&A	21.2%	24.8%	25.2%	24.1%	22.9%
OIBDA margin	37.4%	39.6%	45.8%	43.5%	41.4%

Armenia	Q3’16	Q4’16	Q1’17	Q2’17	Q3’17
Operating margin	9.5%	0.4%	7.1%	13.4%	17.8%
Add: D&A	33.6%	38.1%	34.3%	31.9%	29.5%
OIBDA margin	43.1%	38.5%	41.4%	45.3%	47.2%

Turkmenistan	Q3’16	Q4’16	Q1’17	Q2’17	Q3’17
Operating margin	16.7%	21.4%	18.2%	19.5%	n/a
Add: D&A	18.2%	19.0%	17.1%	16.0%	18.1%
Loss from impairment of non-current assets in Turkmenistan	—	—	—	—	110.2%
Adjusted OIBDA margin	35.0%	40.5%	35.3%	35.5%	15.7%

***

Attachment B

Definitions

Subscriber. We define a “subscriber” as an organization or individual, whose SIM-card:

•              shows traffic-generating activity or

•              accrues a balance for services rendered or

•              is replenished or topped off

Over the course of any three-month period, inclusive within the reporting period, and was not blocked at the end of the period.

MOBILE TELESYSTEMS

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

As of September 30, 2017 AND As of December 31, 2016

(Amounts in millions of RUB)

	As of September 30,	As of December 31,
	2017	2016
NON-CURRENT ASSETS:
Property, plant and equipment	262,257	272,841
Investment property	402	336
Intangible assets	106,201	108,813
Investments in associates	9,863	10,551
Deferred tax assets	7,077	6,150
Other non-financial assets	2,015	896
Other investments	6,589	36,319
Accounts receivable, related parties	3,984	3,693
Other financial assets	9,559	13,877
Total non-current assets	407,947	453,476

CURRENT ASSETS:
Inventories	11,789	14,330
Trade and other receivables	33,416	29,805
Accounts receivable, related parties	6,126	4,401
Short-term investments	60,596	8,657
VAT receivable	7,582	7,098
Income tax assets	1,137	1,601
Assets held for sale	1,276	808
Advances paid and prepaid expenses, other current assets	3,391	5,824
Cash and cash equivalents	23,430	18,470
Total current assets	148,743	90,994

Total assets	556,690	544,470

EQUITY:
Equity attributable to owners of the Company	121,283	139,235
Non-controlling interests	3,927	4,713
Total equity	125,210	143,948

NON-CURRENT LIABILITIES:
Borrowings	236,859	237,113
Deferred tax liabilities	25,459	26,611
Provisions	2,325	2,350
Other financial liabilities	2,676	2,774
Other non-financial liabilities	4,005	4,129
Total non-current liabilities	271,324	272,977

CURRENT LIABILITIES:
Borrowings	50,980	47,207
Provisions	7,575	8,075
Trade and other payables	73,269	41,473
Accounts payable, related parties	2,192	1,014
Income tax liabilities	1,390	962
Other financial liabilities	1,021	3,049
Other non-financial liabilities	23,729	25,765
Total current liabilities	160,156	127,545

Total equity and liabilities	556,690	544,470

MOBILE TELESYSTEMS

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2016

(Amounts in millions of RUB except per share amount)

	Nine months ended	Nine months ended	Three months ended	Three months ended
	September 30, 2017	September 30, 2016	September 30, 2017	September 30, 2016
Continuing operations:

Service revenue	291,403	289,437	101,236	98,728
Sales of goods	34,684	34,665	13,331	13,454
	326,087	324,102	114,567	112,182

Cost of services	(92,553)	(98,342)	(31,592)	(32,377)
Cost of goods	(30,389)	(32,210)	(11,535)	(12,173)

Selling, general and administrative expenses	(69,876)	(69,102)	(23,192)	(22,846)
Depreciation and amortization	(60,294)	(61,192)	(20,049)	(21,539)
Other operating (expenses) / income	(1,065)	759	(370)	110
Operating share of the profit of associates	2,386	2,257	891	795
Impairment of non-current assets in Turkmenistan	(1,146)	—	(1,146)	—
Operating profit	73,150	66,272	27,574	24,152

Currency exchange gain or loss	1,264	3,067	83	(205)

Other (expenses)/income:
Finance income	4,046	4,185	1,696	1,180
Finance costs	(19,663)	(21,674)	(6,094)	(5,864)
Other (expenses) / income	(248)	(787)	369	500
Total other expenses, net	(15,865)	(18,276)	(4,029)	(4,184)

Profit before tax from continuing operations	58,549	51,063	23,628	19,763

Income tax expense	(12,990)	(11,110)	(5,534)	(4,230)

Profit for the period from continuing operations	45,559	39,953	18,094	15,533

Discontinued operation:

Loss after tax for the period from discontinued operation	—	(4,021)	—	(2,889)

Profit for the period	45,559	35,932	18,094	12,644

(Profit) / Loss for the period attributable to non-controlling interests	(396)	182	(141)	(93)

Profit for the period attributable to owners of the Company	45,163	36,114	17,953	12,551

Other comprehensive income/(loss)
Items that may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations	(1,051)	(13,137)	(1,119)	(3,534)
Net fair value gain/(loss) on financial instruments	389	(1,529)	(480)	207
Other comprehensive loss for the period	(663)	(14,666)	(1,599)	(3,327)
Total comprehensive income for the period	44,896	21,266	16,495	9,316
Less comprehensive (income)/loss for the period attributable to the noncontrolling interests	(396)	783	(141)	(138)

Comprehensive income for the period attributable to owners of the Company	44,500	22,049	16,354	9,178

Weighted average number of common shares outstanding, in thousands - basic	1,962,780	1,989,289	1,954,830	1,989,728
Earnings per share attributable to the Group - basic:
EPS from continuing operations	23.01	19.85	9.18	7.72
EPS from discontinued operation	—	(1.69)	—	(1.41)
Total EPS - basic	23.01	18.15	9.18	6.31
Weighted average number of common shares outstanding, in thousands - diluted	1,964,652	1,990,175	1,956,334	1,990,171
Earnings per share attributable to the Group - diluted:
EPS from continuing operations	22.99	19.84	9.18	7.72
EPS from discontinued operation	—	(1.69)	—	(1.41)
Total EPS - diluted	22.99	18.15	9.18	6.31

MOBILE TELESYSTEMS

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

FOR THE NINE MONTHS ENDED September 30, 2017 AND 2016

(Amounts in millions of RUB)

	Nine months ended	Nine months ended
	September 30, 2017	September 30, 2016

Profit for the period	45,559	35,932

Adjustments for:
Depreciation and amortization	60,294	62,869
Finance income	(4,046)	(4,186)
Finance costs	19,663	21,965
Income tax expense	12,990	10,926
Currency exchange gain	(1,264)	(3,058)
Change in fair value of financial instruments	(296)	(243)
Amortization of deferred connection fees	(615)	(678)
Share of the profit of associates	(2,096)	(1,412)
Inventory obsolescence expense	1,537	877
Allowance for doubtful accounts	2,193	1,800
Change in provisions	10,308	9,283
Non-cash loss on sale of subsidiary in Uzbekistan	—	2,726
Impairment of non-current assets in Turkmenistan	1,146	—
Other non-cash items	(997)	(2,376)

Movements in operating assets and liabilities:
Increase in trade and other receivables	(7,183)	(4,961)
Decrease in inventory	1,034	230
(Increase)/Decrease in VAT receivable	(1,231)	387
Decrease in advances paid and prepaid expenses	1,175	643
Decrease in trade and other payables and other current liabilities	(9,395)	(5,060)

Dividends received	2,436	1,688
Income taxes paid	(14,213)	(4,565)
Interest received	2,157	2,420
Interest paid, net of interest capitalised	(17,175)	(20,307)
Net cash provided by operating activities	101,981	104,900

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of subsidiary, net of cash acquired	(214)	(5)
Purchases of property, plant and equipment	(36,229)	(36,925)
Purchases of other intangible assets	(12,487)	(20,885)
Purchase of 3G and 4G licenses in Ukraine and Russia	—	(2,598)
Proceeds from sale of property, plant and equipment and assets held for sale	3,387	3,130
Purchases of short-term and other investments	(42,419)	(9,316)
Proceeds from sale of short-term and other investments	19,899	40,044
Investments in associates	(695)	(1,326)
Disposal of discontinued operation, net of cash disposed of	—	(378)
Net cash used in investing activities	(68,758)	(28,259)

CASH FLOWS FROM FINANCING ACTIVITIES:
Cash flows from transactions under common control	—	3,063
Repayment of loans	(30,506)	(33,288)
Proceeds from loans	20,136	1,457
Repayment of notes	(642)	(19,702)
Proceeds from issuance of notes	20,000	10,000
Notes and debt issuance cost paid	(29)	(1)
Finance lease obligation principal paid	(685)	(251)
Dividends paid	(22,914)	(28,945)
Cash inflow under credit guarantee agreement related to foreign-currency hedge	(1,766)	(2,032)
Repurchase of common stock	(11,156)	—
Other financing activities	(8)	1
Net cash used in financing activities	(27,570)	(69,698)

Effect of exchange rate changes on cash and cash equivalents	(693)	(3,917)

NET INCREASE IN CASH AND CASH EQUIVALENTS:	4,960	3,025

CASH AND CASH EQUIVALENTS, at the beginning of the period	18,470	33,464

CASH AND CASH EQUIVALENTS, at the end of the period	23,430	36,489

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS PJSC

By:	/s/ Andrei Dubovskov
	Name:	Andrei Dubovskov
	Title:	CEO

Date: November 14, 2017